PRIVATE ADVISORS ALTERNATIVE STRATEGIES FUND

PRIVATE ADVISORS ALTERNATIVE STRATEGIES MASTER FUND

51 MADISON AVENUE

NEW YORK, NY 10010

VIA EDGAR

July 23, 2014

Ms. Mary Cole, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Private Advisors Alternative Strategies Fund (“Feeder Fund”)

File Nos.: 333-178596; 811-22647

Private Advisors Alternative Strategies Master Fund (“Master Fund”)

File Nos.: 333-178597; 811-22646

(each a “Fund” and, collectively “Funds”)

Dear Ms. Cole:

I am writing in response to follow-up comments provided to me today regarding the post-effective amendment to each Fund’s registration statement filed on Form N-2 on June 11, 2014 with the Securities and Exchange Commission (the “Commission”). A comment made on the Feeder Fund disclosure is applicable to disclosure that is substantially similar in the registration statement for the Master Fund. In this regard, this letter responds on behalf of both the Feeder Fund and the Master Fund to the questions and comments you raised. Each of your numbered questions and comments is set forth below, with our response and proposed disclosure revisions to the Registration Statements immediately following. Capitalized terms used but not defined in this letter have the meaning given to them in the Registration Statements.

Comment 1: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” in the subsection concerning the “Performance of Private Advisors’ Other Funds,” please confirm if the Performance of Private Advisors’ Other Funds includes all accounts with investment objectives, policies and strategies substantially similar to those of the Funds.

Response: The Funds confirm that the Offshore Fund and the Domestic Funds are the only accounts with investment objectives, policies and strategies substantially similar to those of the Funds.

Comment 2: With respect Appendix A, “Performance Information of the Feeder Fund [Master Fund] and Private Advisors’ Other Funds,” in the subsection concerning the “Performance of Private Advisors’ Other Funds,” if the performance calculation methodology used to calculate performance with respect to the Funds and Private Advisors’ Other Funds’ are similar, please make disclosure in this regard in Appendix A.

Response: Disclosure consistent with this comment will be added to Appendix A.

* * * *

The Funds believe that the foregoing responses adequately address all of your comments. If you have any questions regarding this response or require additional information, please do not hesitate to contact me at (973) 394-4436.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

cc:	J. Kevin Gao

Sander M. Bieber